SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584
SIGNATURES
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan) EATON ELECTRICAL DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN
Date: June 23, 2010	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot
B. K. Rawot
Senior Vice President and Controller Eaton Corporation

EATON ELECTRICAL DE PUERTO RICO, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2009

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administration Committee and the
Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON ELECTRICAL DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN as of December 31, 2009 and 2008 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
MEADEN & MOORE, LTD.
Certified Public Accountants
June 22, 2010
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan

	December 31
	2009	2008
ASSETS
Receivable — Employer contributions	$—	$28,107
Receivable — Employee contributions	31,114	68,614

Total Receivables	31,114	96,721

Investments:
Vanguard Retirement Savings Trust II	19,322,254	20,703,349
Eaton Common Shares Fund	4,022,891	2,751,256
Vanguard Institutional Index	2,202,553	2,095,046
Vanguard Balanced Index Fund	786,508	695,777
Vanguard Developed Markets Index	574,240	437,349

Total Investments	26,908,446	26,682,777

Net Assets Available for Benefits at Fair Value	26,939,560	26,779,498

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(417,712)	270,660

Net Assets Available for Benefits	$26,521,848	$27,050,158

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan

	Year Ended December 31
	2009	2008
Additions to Net Assets Attributed to:
Contributions:
Employer	$194,993	$981,918
Employee	1,399,450	2,433,634

	1,594,443	3,415,552

Interest and dividend income	808,528	929,329
Net unrealized/realized appreciation	1,478,132	—

Total Additions	3,881,103	4,344,881

Deductions from Net Assets Attributed to:
Net unrealized/realized depreciation	—	4,502,429
Benefits paid to participants	4,409,261	8,025,901
Administrative Expenses	152	1,342

Total Deductions	4,409,413	12,529,672

Net Decrease	(528,310)	(8,184,791)

Net Assets Available for Benefits:
Beginning of Year	27,050,158	35,234,949

End of Year	$26,521,848	$27,050,158

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
1	Description of Plan

The following description of The Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective February 1, 1994, Eaton Electrical de Puerto Rico, Inc. (the Company), which was formerly known as Cutler-Hammer de Puerto Rico, Inc., a wholly owned subsidiary of Eaton Corporation, established the Plan. Effective January 1, 2009, the Plan Sponsor is Cutler Hammer Electrical Company. The Plan was amended and restated effective January 1, 2009.

Eligibility:

The Plan provides that all full-time employees not covered under a collective bargaining agreement of the Company are eligible to participate in the Plan immediately upon employment.

Contributions:

Employee Contributions — Effective January 1, 2009, employees may elect to make before-tax contributions to the Plan up to a maximum of 30% of their compensation. Prior to January 1, 2009, eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 10% of their compensation.

Employer Contributions — The Company has agreed to make a voluntarily matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee. Effective with the first full pay period beginning after May 1, 2009, the matching contribution was suspended. The Company matching contribution will be reinstated effective July 1, 2010.

Contributions are subject to limitations on annual additions and other limitations imposed by Section 1165(e) of the Puerto Rico Internal Revenue Code, as amended from time to time, as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. On termination of service, a participant is eligible to receive a lump-sum amount equal to the vested value of his or her account.

Vesting:

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant.

Forfeitures:

Forfeited non-vested accounts totaled $11,965 and $14,313 as of December 31, 2009 and 2008, respectively. Future employer contributions will be reduced by these amounts.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition:

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The Vanguard Retirement Savings Trust II Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Under the revised accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.

Plan Termination:

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investment include investments in mutual funds and a collective fund holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

3	Investments

Banco Popular de Puerto Rico and Fidelity Management Trust Company are co-trustees of the Plan. Investments which constitute more than 5% of the Plan’s net assets are:

	2009	2008
Vanguard Retirement Savings Trust II	$19,322,254	$20,703,349
Eaton Common Shares Fund (A unitized fund of Eaton Shares and cash)	$4,022,891	$2,751,256
Vanguard Institutional Index	$2,202,553	$2,095,046
During 2009 and 2008, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Common/collective trust funds	$—	$244,099
Eaton Common Shares Fund	829,992	(2,485,539)
Mutual funds	648,140	(2,260,989)

	$1,478,132	$(4,502,429)

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
4	Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this determination the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5	Party-in-Interest Transactions

Party-in-interest transactions include the investment in the common stock of Eaton Corporation, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2009 and 2008, the Plan received $114,620 and $107,200, respectively, in common stock dividends from Eaton Corporation.

6	Recent Accounting Pronouncements

In 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification, which establishes a sole source of U.S. authoritative generally accepted accounting principles (GAAP). The Codification is meant to simplify user access to all authoritative accounting standards by reorganizing U.S. GAAP pronouncements into approximately ninety accounting topics within a consistent structure; its purpose is not to create new accounting and reporting standards. Pursuant to the provisions of the Codification, the Plan has updated references to U.S. GAAP in these financial statements. The adoption of the Codification did not have a material effect on the net assets available for benefits and changes in those net assets.

In 2009, the Plan adopted the new Subsequent Events Standard, as amended, which established general guidance for accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Plan has evaluated subsequent events through the date the financial statements were issued, and reports that the Company matching contribution will be reinstated effective July 1, 2010.

In 2009, the Plan adopted the additional required guidance of the Fair Value Measurements and Disclosures Standard. This standard addresses accounting and disclosures related to non-financial assets and liabilities, primarily goodwill, intangible assets, non-financial assets and liabilities related to acquired businesses, and impairment and restructuring activities. In 2009, the Plan also adopted the revised guidance for measuring liabilities at fair value. This guidance addresses circumstances in which a quoted price in an active market for the identical liability is not available. The adoption of these standards did not have a material effect on the net assets available for benefits and changes in those net assets.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
7	Benefit-Responsive Fund

The Plan held the Key Bank EB Magic Fund, a fund managed by Key Bank National Association through March 31, 2008. Beginning March 31, 2008 the Plan holds the Vanguard Retirement Savings Trust II , a fund managed by Vanguard, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Key Bank and Vanguard, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average market yield of the Fund for 2009 and 2008 was 3.15% and 3.67%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.86% and 3.38%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable. The issuer may terminate the contract for cause at any time.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
8	Fair Value Measurements

In the first quarter 2008, the Plan adopted ASC 820, “Fair Value Measurements and Disclosures,” which became effective on January 1, 2008. ASC 820, which applies to financial assets and liabilities, establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements. Adopting this statement has not had an effect on the Plan’s net assets available for benefits and changes in those net assets.

In accordance with ASC 820, Eaton categorized financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Registered investment companies (mutual funds) and separate accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common collective trusts: Valued at the net unit value of units held by the trust at year end. The unit value is determined by the Total Value of Fund Assets divided by the Total Number of Units of the Fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
8	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2
	Fair Value	Fair Value	Total
Registered investment companies
Large-cap equity funds	$2,202,553	$—	$2,202,553
Balanced funds	786,508	—	786,508
International equity funds	574,240	—	574,240

Total	3,563,301	—	3,563,301

Guaranteed investment contracts
Stable value funds	—	19,322,254	19,322,254

Separate accounts
Company stock funds	—	4,022,891	4,022,891

Total assets at fair value	$3,563,301	$23,345,145	$26,908,446

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2
	Fair Value	Fair Value	Total
Registered investment companies
Large-cap equity funds	$2,095,046	$—	$2,095,046
Balanced funds	695,777	—	695,777
International equity funds	437,349	—	437,349

Total	3,228,172	—	3,228,172

Guaranteed investment contracts
Stable value funds	—	20,703,349	20,703,349

Separate accounts
Company stock funds	—	2,751,256	2,751,256

Total assets at fair value	$3,228,172	$23,454,605	$26,682,777

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
EIN 34-1756466
Plan Number 002
December 31, 2009

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	Vanguard Retirement Savings Trust II - see Footnote 1	Guaranteed Investment Contract	N/A	$18,904,542
*	Eaton Common Shares Fund	Separate accounts	N/A	4,022,891
	Vanguard Institutional Index	Mutual Funds	N/A	2,202,553
	Vanguard Balanced Index Fund	Mutual Funds	N/A	786,508
	Vanguard Developed Markets Index	Mutual Funds	N/A	574,240

				$26,490,734

Footnote 1	— denotes contract value

*	Party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-150636, Form S-8 No. 333-35697, Form S-8 No. 333-97373, Form S-8 No. 333-158822 and Form S-8 No. 333-166330) pertaining to the Eaton Electrical de Puerto Rico, Inc Retirement Savings Plan of our report dated June 22, 2010, with respect to the financial statements of the Eaton Electrical de Puerto Rico, Inc Retirement Savings Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2009 and 2008.
/s/ Meaden & Moore, Ltd
Meaden & Moore, Ltd
Cleveland, Ohio
June 22, 2010